SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY-HELD CORPORATION

SUMMARY MINUTE OF THE EXTRAORDINARY SHAREHOLDERS MEETING, HELD ON JUNE 29TH, 2006.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 04.40 p.m.

BOARD:	Gabriel Jorge Ferreira - Chairman
Claudia Politanski – Secretary

QUORUM:	Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE:	Company’s officers

CALL NOTICE:
Published in the Official Gazette of the State of São Paulo, editions of June 13, 14, and 15, 2006, on pages 22, 21 and 6, respectively and in Valor Econômico newspaper, editions of June 13, 2006, sole edition of June 14 and 15, 2006, and sole edition of June 16, 17 and 18, 2006, on pages C3, C8 and C3, respectively.

DELIBERATIONS UNANIMOUSLY APPROVED:

Approved, in the terms proposed by the Board of Directors on the meeting held on June 12th, 2006:

1. In view of the approval by the Extraordinary Shareholders Meeting of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) on a meeting held today, of the proposal of issuance of shares as a result of the capitalization of the amounts registered on Unibanco`s statutory reserve, in the total amount of R$ 3,000,000,000.00 (three billion Reais), it was approved, based on Articles 18 and 19 of the Normative Instruction N. 247 (“IN CVM 247”), of the Stock Exchange Commission of Brazil, that the portion related to Reserves for Unrealized Profits of the company shall be registered to the retained profits account.

2. It was also approved, for the same reason and justification, the reversion to the account of retained profits of portion of the reserves for unrealized profits in the amount of R$947,845,722.32 (nine hundred and forty seven million, eight hundred and forty five thousand, seven hundred and twenty two Reais and thirty two cents), which corresponds to profits reverted in the past due to adjusts or capitalization by its controlled company Unibanco, among others reasons.

3. In the sequence of the meeting, it was approved an increase of R$2,691,925,722.32 (two billion, six hundred and ninety one million, nine hundred and twenty five thousand, seven hundred and twenty two Reais and thirty two cents) on the corporate capital, thereby increasing Unibanco Holdings’ overall corporate capital from R$1,863,449,958.72 (one billion, eight hundred sixty there million, four hundred and forty nine thousand, nine hundred fifty eighth Reais and seventy two cents) to R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents), through the capitalization of the same amount of the retained profit account. Such increase of corporate capital would be effective by means of the issuance of 813,253,815 (eight hundred and thirteen million, two hundred and fifty three thousand and eight hundred and fifteen) shares, that will entitle each shareholder to receive one (1) new share of the same type of the share it is held (“Bonificação de Ações”). According to the provisions of 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost of the new shares will be R$ 3.310068.

4. In view of the fact that a similar stock dividend (“Bonificação de Ações”) has been approved by Extraordinary Shareholders Meeting of Unibanco held today, it was approved that the shareholders who hold Units (share deposit certificate, each one representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) shall receive, for each Unit held, one (1) additional Unit, in account of “Bonificação de Ações”.

5. Besides, it was approved that the Global Depositary Shares (“GDSs”), traded in the North American stock market, each of which currently represents five (5) Units, shall represent ten (10) Units, which means that it will not occur the issuance of extra GDSs, just the alteration of the ratio of Units that each GDS represents.

6. Given that any decision to approve the stock dividend (“Bonificação de Ações”) by Unibanco must be approved by the Central Bank of Brazil and that the decision mentioned in item 5 above shall depend on the approval of the Brazilian Security Exchange Commission, the record date for the purpose of determining the right to receive the new shares will be released after both of these approvals have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; only after such date the shares shall be negotiated ex-rights to receive the shares issued.

7. Considering the above approvals, it was also approved the increase of the number of shares of the authorized capital, thereby increasing the number of shares of the authorized capital from 1,800,000,000 (one billion and eight hundred million) to 2,613,253,815 (two billion, six hundred and thirteen million, two hundred and fifty three thousand and eight hundred and fifteen) of new shares, being 876,867,952 (eight hundred and seventy six million, eight hundred and sixty seven thousand and nine hundred and fifty two) common shares, and 1,736,385,863 (one billion, seven hundred and thirty six million, three hundred and eighty five thousand and eight hundred and sixty three) preferred shares.

8. In view of the above approval, the caput and the first paragraph of Article Fifth of the By-laws shall be worded as follows:

“Article 5: - The capital stock is R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) divided into 1,643,587,687 (one billion, six hundred and forty three million, five hundred and eighty seven thousand and six hundred and eighty seven) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand and nine hundred and four) are common shares, and 1,089,851,783 (one billion, eighty nine million, eight hundred and fifty one thousand and seven hundred and eighty three) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to 2,613,253,815 (two billion, six hundred and thirteen million, two hundred and fifty three thousand and eight hundred and fifteen) additional shares, considering that up to 876,867,952 (eight hundred and seventy six million, eight hundred and sixty seven thousand and nine hundred and fifty two) shall be common shares, and up to 1,736,385,863 (one billion, seven hundred and thirty six million, three hundred and eighty five thousand and eight hundred and sixty three) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.”

9. In view of the approval on item 3 above, it is approved the modification of the number of shares of the lot mentioned on sub item (i) of the item “a” of the Sixth Paragraph of Article Fifth of the By-laws, which shall be composed of twenty (20) shares. Thus, the sub item (i) of the item “a” of the sixth paragraph of Article Fifth of the By-law shall be worded as follows:

“Article 5º [...]

Sixth Paragraph [...]

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of twenty (20) shares; or (ii) semi-annual priority dividends of 1.5% of the equity value of the share, resulting in a annual priority dividend of three percent (3%) of the equity value of the share, whichever is greater;”

10. It was approved the modification of the wording of Chapter VI of the By-laws as follows:

(i) the destination of results was adequated to the current systematic of Law 6.404/76 (“LSA”);

(ii) it was made clear, in the wording of the By-laws, that the mandatory divided is one hundred percent (100%) of the portion of the remaining net profit after the deduction of the legal reserve and the contingency reserve, that was effected in cash, being such amount a portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company;

(iii) it was created a statutory reserve named Equalization of Equity Reserve “Reserva de Equalização de Participações”, that shall be composed by the remaining balance after distribution of the mandatory dividend, and that shall have the purpose to assure the equalization of Holding’ profits with the incomes coming from the investments on its controlled company Unibanco and which resources shall be designated for (i) distribution of complementary dividends whenever Unibanco pays dividends on the account of its reserves and retained profits accounts or (ii) increase of Company’s corporate capital whenever Unibanco capitalizes profits or reserves. The amount of such reserve shall be up to the limit of the corporate capital;

(iv) it was established the proceedings that shall be observed in the event of capitalization of reserves by Unibanco, specially regarding the reversion of the amounts of the Equalization of Equity Reserve; and

(v) it was included a transitory provisions providing the treatment that shall be give to the amounts that were registered to the unrealized profit reserve on December 31st, 2005.

11. Considering such approvals, the Chapter VI of the By-laws shall be worded as follows:

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

First Paragraph: From the results of the fiscal year, five percent (5%) shall mandatory be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Second Paragraph: Besides, in the terms of Article 195 of Law 6,404, of Dec. 15, 1976, portion of the profits may be allocated to the constitution of the Contingency Reserve, provided such allocation is rationale.

Article 35: The remaining profit after the constitution of the reserves established on Article 34 will be assigned as follows:

a) dividend distribution, in each fiscal year, of one hundred percent (100%) of the portion of the remaining net profit that has been effected in cash, being such amount portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company; and

b) the remaining balance of the net profit, after distribution of the mandatory dividends mentioned on item “a”, shall be transferred to a statutory reserve named Equalization of Equity Reserve “Reserva de Equalização de Participações”, up to the limit of the corporate capital, which will have the purpose to assure the equalization of HOLDINGS’ profits with the incomes coming from the investments on its controlled company UNIBANCO and which funds shall be designated for (i) distribution of complementary dividends whenever UNIBANCO pays dividends to its reserves and retained profits accounts or (ii) increase of Company’s corporate capital as regulated by paragraph first below, whenever Unibanco capitalizes profits or reserves.

First Paragraph: In the event of profits or reserves capitalization by UNIBANCO, HOLDINGS shall revert equal portion of the Equalization of Equity Reserve and shall immediately capitalize this amount. In any event of profit or reserves capitalization by UNIBANCO, by means of issuance of shares, HOLDINGS shall also issue to its shareholders new shares due to the capitalization of the reverted portion of such reserve.

Second Paragraph: In compliance with paragraph first above, whenever there is any call notice for Extraordinary Shareholders Meeting of UNIBANCO to decide upon the capitalization of profits and reserves, the Board of Director of HOLDINGS shall call notice Extraordinary Shareholders Meeting, to be held (if possible) on the same day, in order to decide upon capitalization of reverted portion of the Equalization of Equity Reserve, by means or not of issuance of new shares, depending on there have being or not issuance of shares by UNIBANCO.

Article 36: In order to calculate the amount of dividends distributed, in the terms of items “a” and “b” of Article 35, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Transitory Provision

Article 36-A: Regarding the amounts registered on Reserves for Unrealized Profits on December 31st, 2005, HOLDINGS shall revert to retained profits account portion corresponding to profits or reserves already capitalized by UNIBANCO and at the first opportunity shall proceed the capitalization of the reverted amounts, by means of issuance of shares or not, as occurred or not issuance of shares by UNIBANCO.

Sole Paragraph – HOLDINGS shall proceed in the form established on Article 35 (if applicable), whenever Unibanco (i) distributes dividends on the account of its reserves and retained profits accounts or (ii) capitalizes profits or reserves that are reflected on the amounts registered on Reserves for Unrealized Profits on December 31st, 2005.

Article 37: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.”

12. it was approved the consolidation of the Company’s By-laws, incorporating the proposals above approved, which shall be governed by the provisions set forth in Exhibit 1 of the present document.

AUDIT BOARD:	There were no manifestation on the part of the Audit Board, which was not on duty.

FILED DOCUMENTS:	The Proposal of the Board of Directors of June, 12th , 2006 was filed in the Company’s head offices, already certified by the board.

São Paulo, June 29, 2006.

(authorized signatures): Gabriel Jorge Ferreira - Chairman Claudia Politanski – Secretary

SHAREHOLDERS: ROBERTO KONDER BORNHAUSEN; ISRAEL VAINBOIM; E. JOHNSTON REPRESENTAÇ;ÃO E PARTICIPAÇ;ÕES S.A. – p.p. Geraldo Travaglia Filho; MARCELO LUIS ORTICELLI; AMADEU ZAMBONI NETO. This is a revised copy of the original minutes registered in the book “Minutes of General Meetings” of the company, and its publication is hereby authorized.

São Paulo, June 29, 2006

___________________________________
CLAUDIA POLITANSKI
Secretary of the Meeting

..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer